Exhibit 99.75

ABAXX TECHNOLOGIES INC.
STATEMENT OF EXECUTIVE COMPENSATION

For the Financial Year ended December 31, 2022

This statement of executive compensation for Abaxx Technologies Inc. (“Abaxx”, the “Corporation”, “we”, “us” and “our”), dated as of May 18, 2023, is presented in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F6 – Statement of Executive Compensation.

This statement of executive compensation will be included in Abaxx’s information circular to be mailed to its shareholders in connection with the annual meeting of shareholders to be held in 2023. Unless otherwise indicated, all references to “$” or “dollars” in this statement of executive compensation refer to Canadian dollars.

Named Executive Officers

The following discussion describes the significant elements of our executive compensation program, with particular emphasis on the process for determining compensation payable to the Corporation’s chief executive officer (“CEO”), chief financial officer (“CFO”), and, other than the CEO and CFO, each of the corporation’s two most highly compensated executive officers, or the most highly compensated individuals acting in a similar capacity whose total compensation was, individually, more than $150,000 (collectively, the “Named Executive Officers” or “NEOs”) for the year ended December 31, 2022. As of December 31, 2022, the NEOs were:

●	Joshua Crumb, CEO of the Corporation;

●	Steve Fray, CFO of the Corporation;

●	Jeff Lipton, General Counsel; and

●	Dan McElduff President, Abaxx Singapore Pte. Ltd.

●	Tafadzwa Mbanga, Head of Corporate Development, of the Corporation

Compensation Discussion and Analysis

Compensation Objectives

Our compensation practices are designed to retain, motivate and reward our executive officers for their performance and contribution to our long-term success. The Board seeks to compensate executive officers by combining short-term and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with the Corporation’s performance. Cash and long-term equity incentive bonuses are awarded on a discretionary basis, with the respective goals of aligning the incentives of the executive officers with the short- and long-term interests of the Corporation.

In order to achieve our aggressive growth objectives, attracting and retaining the right team members is critical. The Corporation’s compensation program is designed to provide market competitive pay in terms of value and structure to attract new individuals of the highest caliber, and to motivate, reward and retain existing team members.

Elements of Compensation Program

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals. Base salary or consulting fees constitute a portion of the total cash-based compensation. Annual incentive cash bonuses and long-term equity incentive compensation plan awards represent compensation that is “at risk” and thus may or may not be paid to the respective NEO depending on: (i) whether the NEO is able to meet or exceed his or her applicable performance targets; and (ii) market performance of the Common Shares.

Base Salary/Consulting Fees

Each Named Executive Officer is eligible to receive a base salary, which constitutes a significant portion of the Named Executive Officer’s compensation package. Base salary represents the minimum compensation for services rendered or expected to be rendered, and reflects the Named Executive Officer’s experience and qualifications, responsibilities, current competitive market conditions, proven or expected performance, and the Corporation’s existing financial resources.

Base salaries are reviewed annually by the Compensation Committee and may be adjusted to take into account performance contributions for the year, sustained performance contributions over a number of years, and market competitiveness.

Annual Bonus

The Corporation may provide NEOs with annual bonus payments from time to time at the Compensation Committee’s discretion. The Compensation Committee will determine annual incentive amounts in its discretion, based on individual completion of milestones designated by the Compensation Committee, achievement of corporate goals, and benchmarks relating to the Corporation’s overall performance. NEOs will also be eligible to receive a bonus for extraordinary achievements from time to time.

Long-Term Equity Incentive Plans

Grants of long-term equity incentives are an integral component of the Corporation’s NEO compensation structure. Equity-based awards are a variable element of compensation that allows the Corporation to reward executive officers for their sustained contributions to the Corporation. Long-term equity incentive awards reward performance and continued employment and help the Corporation to attract and retain NEOs.

During the financial year ended December 31, 2022, the Corporation’s long-term equity incentive plans consisted of its Stock Option Plan and its Restricted Share Unit Plan (the “RSU Plan”). Officers, directors, employees and service providers are eligible to receive grants of stock options and Restricted Share Units (“RSUs”). These grants are an important part of the Corporation’s long-term incentive strategy for its officers, directors, employees and service providers, permitting them to participate in appreciation of the market value of the Common Shares over a stated period. This is intended to reinforce commitment to long-term growth in profitability and shareholder value. The size of the option and RSU grants to officers, directors, employees and service providers is dependent on each such person’s performance, level of responsibility, authority and position with the Corporation and the degree to which such person’s long-term contribution to the Corporation will be key to its long-term success.

Options and RSUs are granted by, and at the discretion of, the Board upon recommendation from the Compensation Committee. In monitoring or adjusting the option allotments, the Board takes into account its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option and RSU grants and the objectives set for the Named Executive Officers. The scale of options and RSUs is generally commensurate to the appropriate level of base compensation for each level of responsibility. The Board will consider the overall number of options and RSUs that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of options or RSUs and the size of such grants.

Stock Option Plan

As at the date of this Statement, up to 10% of Common Shares may be reserved for issuance pursuant to option grants under the Option Plan. The Corporation currently has 5,516,556 Common Shares outstanding pursuant to options granted under the Option Plan, representing 7.5% of the issued and outstanding Common Shares, leaving a total of 1,838,262 Common Shares available for reservation pursuant to new option grants, representing 2.5% of the total issued and outstanding Common Shares of the Corporation. The following is a description of the material features of the Option Plan:

(a)	Common Shares Available for Reservation. The number of Common Shares available to be reserved for issuance under the Option Plan is 10% of the number of Common Shares outstanding at any time.

(b)	Administration. The Option Plan is to be administered by the Board, or any committee thereof to which the Board has delegated the power to administer and grant options under the Option Plan.

(c)	Eligible Persons. Subject to regulations and to all applicable law, options under the Option Plan may only be issued to an employee, officer, director, or Consultant of (i) the Corporation or (ii) any Affiliated Entity (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any Affiliated Entity). Such persons and entities are referred to herein as “Eligible Persons”.

(d)	Board Discretion. The Option Plan provides that the Board, or any committee thereof to which the Board has delegated the power to administer and grant options under the Option Plan, has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants; (iii) to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and Regulations relating to this Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority and/or stock exchange; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable.

(e)	Vesting. An option shall vest and may be exercised in whole or in part at any time during the term of such option after the date of the grant as determined by the Board of Directors, subject to extension where the expiry date falls within a blackout period.

(f)	Maximum Term of Options. The maximum term of options granted under the Option Plan is 10 years from the date of grant.

(g)	Insider Participation Limit. Disinterested shareholder approval is required for the following: (i) any individual stock option grant that would result in the grant to insiders (as a group), within a 12- month period, of an aggregate number of options exceeding 10% of the issued Resulting Issuer Shares, calculated on the date an option is granted to any insider; and (ii) any individual stock option grant that would result in the number of Resulting Issuer Shares issued to any individual in any 12-month period under this Plan exceeding 5% of the issued Resulting Issuer Shares, less the aggregate number of shares reserved for issuance or issuable under any other share compensation arrangement of the Resulting Issuer.

(h)	Exercise Price. The Board will establish the exercise price of an Option at the time each Option is granted provided that such price shall not be less than the applicable minimum price in accordance with the rules of the stock exchange on which the Shares are listed at the time of the grant

(i)	No Assignment. Options shall not be transferable or assignable by a participant in the Option Plan (“Participant”) otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a participant only by the participant and after death only by the participant’s legal representative.

(j)	Amendment. Subject to the requisite shareholder and regulatory approvals set forth under subparagraphs (1) and (2) below, the Board may from time to time amend or revise the terms of the Option Plan or may discontinue the Option Plan at any time provided that no such amendment or revision may, without the consent of the Optionee, in any manner adversely affect his rights under any Option theretofore granted under the Plan.

(1)	The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Option Plan: (i) any amendment to the number of securities issuable under the Option Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval; (ii) any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation; (iii) the addition of any form of financial assistance; (iv) any amendment to a financial assistance provision which is more favourable to participants; (v) any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Option Plan reserve; (vi) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Corporation; (vii) a discontinuance of the Option Plan; and (viii) any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to eligible participants, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders.

(2)	The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Option Plan that are not of the type contemplated in subparagraph (1) above including, without limitation: (i) amendments of a “housekeeping” or clerical nature; (ii) a change to the vesting provisions of a security or the Option Plan; (iii) amendments to reflect any requirements of any regulatory authorities to which the Corporation is subject, including the Exchange; (iv) a change to the termination provisions of a security or the Option Plan which does not entail an extension beyond the original expiry date; (v) a change in the exercise price of Options, provided that at least six months have elapsed since the later of the date of commencement of the term of the Option, the date the Shares commenced trading on the Exchange or the date the exercise price of the Option was last amended, and provided that disinterested shareholder approval is obtained for any reduction in the exercise price if the Option holder is an Insider (as such term is defined by the NEO Exchange) of the Corporation at the time of such proposed reduction; (vi) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve; and (vii) amendments to reflect changes to applicable laws or regulations.

(k)	Termination Current to Expiry. In the event of Termination, as that term is defined in the Option Plan, with cause of a Participant, each Option held by the Participant, the Participant’s RRSP or the Participant’s Holding Company will cease to be exercisable on the earlier of the expiry of its term and the Termination Date, or such longer or shorter period as determined by the Board, to a maximum period of up to one year after the Termination Date. If an optionee dies, the options of the deceased option holder will be exercisable by his or her estate for a period to be determined by the Compensation Committee or the Board, as applicable, provided that no Option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such Option; and (ii) 12 months following the date of death of the Participant, but only to the extent the Options were by their terms exercisable on the date of death.

(l)	Full Payment for Common Shares. The Corporation will not issue Common Shares pursuant to options granted under the Option Plan unless and until the Common Shares have been fully paid for.

(m)	Change of Control. In the event of a Change of Control, all Options outstanding shall be immediately exercisable. Notwithstanding the vesting schedule for an Option that is specified in an agreement granting an Option or in this Option Plan, the Board shall have the right with respect to any one or more Participants in the Option Plan to accelerate the time at which an option may be exercised.

(n)	Termination of Option Plan. The Board may terminate the Option Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination which shall continue to be governed by the provisions of the Option Plan.

The foregoing summary of the material terms of the Option Plan is qualified in its entirety by the full text of the Option Plan, available on the Corporation’s SEDAR page at www.sedar.com.

RSU Plan

The purpose of the RSU Plan is to attract and retain highly qualified officers, directors, key employees, consultants and other persons, and to motivate such officers, directors, key employees, consultants and other persons to serve the Corporation and its affiliates and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. To this end, the RSU Plan provides for the grant of RSUs. Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long- term performance goals (as such performance goals are specified in the award agreement). The RSU Plan is intended to complement the Option Plan by allowing the Corporation to offer a broader range of incentives to diversify and customize the rewards for management and staff to promote long term retention.

The RSU Plan is available to directors, employees and consultants (collectively referred to in the RSU Plan as “Service Providers”) of the Corporation and its subsidiaries (the “Eligible Grantees”), as determined by the Board of Directors.

The following information is a brief summary of the material features of the RSU Plan:

(a)	The number of Common Shares issuable under the RSU Plan shall not exceed 10% of the total number of the issued and outstanding Common Shares at the time of grant.

(b)	The total number of Common Shares issuable to insiders within any one-year period under the RSU Plan shall not exceed 10% of the issued and outstanding Common Shares.

(c)	The total number of Common Shares issuable to any one Service Provider within any one-year period under the RSU Plan shall not exceed 2% percent of the issued and outstanding Common Shares.

(d)	The annual grant of awards to any one Outside Director (as defined in the RSU Plan) shall not exceed $150,000 in value, excluding any one time sign on awards or equity granted in lieu of cash retainers.

(e)	Neither awards nor any rights under any such awards shall be assignable or transferable. If any Common Shares covered by an award are forfeited, or if an award terminates without delivery of any underlying Common Shares, then the number of Common Shares counted against the aggregate number of Common Shares available under the RSU Plan with respect to such award shall, to the extent of any such forfeiture or termination, again be available for making awards under the RSU Plan. The RSU Plan shall terminate automatically after ten years and may be terminated on any earlier date or extended by the Board of Directors.

The Board of Directors may, at any time, in its sole discretion and without shareholder approval, amend, suspend, terminate or discontinue the RSU Plan and may amend the terms and conditions of any awards thereunder, subject to (a) any required approval of any applicable regulatory authority or the NEO Exchange, and (b) approval of shareholders of the Corporation, provided that shareholder approval will not be required for the following amendments and the Board of Directors may make changes which may include: (i) amendments of a ‘housekeeping nature’; (ii) changes to vesting provisions; or (iii) changes to the term of the RSU Plan or awards made under the RSU Plan provided those changes do not extend the restriction period of any RSU beyond the original expiry date or restriction period. The Board of Directors may amend, modify, or supplement the terms of any outstanding award. The RSU Plan provides that the Board of Directors may from time to time, in its discretion, grant to Eligible Grantees RSUs. At the time a grant (“Grant Date”) of RSUs is made, the Board of Directors may, in its sole discretion, establish a period of time (a “Vesting Period”) applicable to the RSUs. Each award of RSUs may be subject to a different Vesting Period. The Board of Directors may, in its sole discretion, at the time a grant of RSUs is made, prescribe restrictions in addition to or other than the expiration of the Vesting Period. Notwithstanding the foregoing, (i) RSUs that vest solely by the passage of time shall not vest in full in less than three years from the Grant Date; (ii) RSUs for which vesting may be accelerated by achieving performance targets shall not vest in full in less than one year from the Grant Date; and (iii) RSUs granted to outside directors vest, (a) at the election of an outside director at the time the award is granted, within a minimum of one year to a maximum of three years following the Grant Date, as the outside director may elect, and (b) if no election is made, upon the earlier of a change of control or his/her resignation.

A cash payment shall be in the amount equal to the “Market Price” per share (as defined in RSU Plan) as of the trading day before the date of vesting, and certified funds shall be paid for the RSUs valued at the Market Price. A Common Share payment shall be for Common Shares issued by the Corporation from treasury and a share certificate for that number of Common Shares equal to the number of vested RSUs shall be free of all restrictions. The cash payment or Common Shares shall be delivered to the Eligible Grantee.

If an Eligible Grantee’s employment is terminated with cause, the Corporation may, within 30 days, annul an award if the grantee is an employee of the Corporation or an Affiliate.

If an Eligible Grantee ceases to be an eligible “Service Provider” under the RSU Plan, the RSUs held by the Eligible Grantee shall expire and terminate immediately upon the Eligible Grantee ceasing to be an eligible person under the RSU Plan, provided that: (a) if, before the expiry of an RSU, an Eligible Grantee ceases to be an eligible person under the RSU Plan (an “Event of Termination”) for any reason other than his or her resignation or termination for cause of his or her employment with the Corporation, or his or her resignation or failure to be re-elected as a director of the Corporation, then the Eligible Grantee may: (i) be entitled to receive RSUs to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, a date three months following the date of such Event of Termination, or prior to the close of business on the expiration date of the RSU, whichever is earlier; and (ii) with the prior written consent of the Board of Directors or the Corporate Governance and Compensation Committee, which consent may be withheld in the Corporation’s sole discretion, permit the vesting of any RSUs which have not yet vested at any time up to and including, but not after, a date three months following the date of such Event of Termination, or prior to the close of business on the expiration date of the RSU, whichever is earlier. The Board of Directors or the Corporate Governance and Compensation Committee in its sole discretion may extend the time permitted to exercise any RSUs which have not yet vested at any time up to and including, but not after, a date twelve months following the date of such Event of Termination.

Upon the expiration or termination of the Vesting Period and the satisfaction of any other restrictions prescribed by the Board, the RSUs shall vest and shall be settled in either cash or Common Shares, as the Board of Directors may so determine, unless otherwise provided in an award agreement.

If an Eligible Grantee dies before the expiry of an RSU, the Eligible Grantee’s legal representative(s) may, subject to the terms of the award agreement and the RSU Plan, exercise the RSUs to the extent that the Eligible Grantee was entitled to do so at the date of his or her death at any time up to and including, but not after, a date one year following the date of death of the Eligible Grantee, or prior to the close of business on the expiration date of the RSU, whichever is earlier.

As of the date of this Statement, 974,856 RSUs have been issued and the number of Common Shares remaining available for issuance under the RSU Plan is 6,379,962.

The foregoing summary of the material terms of the RSU Plan is qualified in its entirety by the full text of the RSU Plan, available on the Corporation’s SEDAR page at www.sedar.com.

Compensation Risk

The Board and, as applicable, the Compensation Committee, considers and assesses the implications of risks associated with the Corporation’s compensation policies and practices and devotes such time and resources as is believed to be necessary in the circumstances. The Corporation’s practice of compensating its executive officers primarily through a mix of base salary/consulting fees and stock options is designed to mitigate risk by: (i) ensuring that the Corporation retains such officers; and (ii) aligning the interests of its officers with the short-term and long-term objectives of the Corporation and its Shareholders. As at the date of this Statement, the Board had not identified risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Financial Instruments

Pursuant to the terms of the Corporation’s Securities Trading Policy, the Corporation’s officers and directors are prohibited from purchasing financial instruments, such as puts, calls, or other options or derivative securities that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the officer or director.

Oversight of Director and NEO Compensation

The Corporation’s NEO and director compensation programs are administered by the Board on the recommendations of the Compensation Committee of the Board (the “Compensation Committee”). The members of the Compensation Committee are Scott Leckie (Chair), Margot Naudie and Catherine Flax. All members of the Compensation Committee are considered independent within the meaning of NI 52-110 – Audit Committees (“NI 52-110”).

The Compensation Committee’s purpose is, among other things, to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the establishment of human resources and compensation policies, including all incentive and equity-based compensation plans; (ii) the performance evaluation of the Chief Executive Officer and the Chief Financial Officer, and determination of the compensation for the Chief Executive Officer, the Chief Financial Officer and other senior executives of the Corporation; (iii) the establishment of policies and procedures designed to identify and mitigate risks associated with the Corporation’s compensation policies and practices; and (iv) succession planning, including the appointment, training and evaluation of senior management; and compensation of directors.

In performance of its duties, the Compensation Committee focuses on offering competitive compensation to attract, retain and motivate the best qualified executives in order for the Corporation to achieve its goals, and acting in the interests of the Corporation and its Shareholders by being fiscally responsible. The Compensation Committee has the authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties.

As a whole, the members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling the Compensation Committee in making informed decisions on the suitability of the Corporation’s compensation policies and practices. Each member has significant experience working in executive and financial management roles.

PERFORMANCE GRAPH

On October 19, 2011, common shares of New Millennium commenced trading on the TSX under the symbol “NML”. Following the Business Combination, the shares of New Millennium were delisted from the TSX on December 14, 2020, and the Common Shares of the Corporation commenced trading on the NEO Exchange on December 18, 2020 under the stock symbol ABXX.

The following peformance graph displays the cumulative return for the Common Shares compared to the S&P/TSX Composite Index over the approximately 60 month period preceding December 31, 2023, for which the Corporation and New Millennium have been reporting issuers:

(1)	The cumulative return is presented on a post-consolidated basis, to reflect the 12-1 consolidation in connection with the transition of New Millenium Iron Corp. into Abaxx Technologies Inc.

As at December 31, 2022, the value of $100 invested in the Common Shares in December 31, 2017, had a compound growth rate (calculated as the mean annual growth rate over the five-year period) of approximately 89%, compared to a compound growth rate of 19% for a similar investment in the S&P/TSX Composite Index over the same period.

There is no direct correlation between the performance of the Common Shares and executive compensation. The Common Share price may be affected by a number of factors beyond the control of the Corporation, including general and industry-specific economic and market conditions. The Compensation Committee evaluates performance by reference to the overall direction and success of the Corporation rather than by any short-term fluctuations in the trading price of the Common Shares.

Summary Compensation Table for NEOs

The following table sets out the compensation earned by each NEO of the Corporation during the last financial year ended December 31, 2022, and the financial years ended December 31, 2021, and December 31, 2020:

			Share-	Option-	Non-equity incentive plan compensation
			based	based	Annual	Long-term	All other	Total
Name and principal position	Year	Salary ($)	awards(1) ($)	awards(1) ($)	incentive plans(2)	incentive plans(3)	compensation ($)	compensation ($)
Joshua Crumb	2022	98,388	250,000	77,289	Nil	N/A	Nil	425,677
President and CEO(4)	2021	90,000	Nil	363,938	Nil	N/A	Nil	453,938
	2020	101,000	Nil	Nil	Nil	N/A	Nil	101,000

Steve Fray	2022	234,814	62,500	32,204	Nil	N/A	Nil	329,518
CFO(5)	2021	85,322	36,298	181,969	Nil	N/A	Nil	303,589
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Jeff Lipton	2022	237,789	62,500	32,204	Nil	N/A	Nil	332,493
General Counsel	2021	228,678	Nil	36,958	Nil	N/A	Nil	265,636
	2020	244,690	Nil	36,958	Nil	N/A	Nil	281,648

Dan McElduff	2022	234,660	125,000	64,408	Nil	N/A	Nil	424,068
President, ACX	2021	225,669	Nil	Nil	Nil	N/A	Nil	225,669
	2020	214,822	Nil	Nil	Nil	N/A	Nil	214,822

Tafadzwa Mbanga,	2022	195,000	75,000	51,526	Nil	N/A	Nil	321,526
Head of Corporate	2021	33,420	Nil	145,575	Nil	N/A	Nil	178,995
Development(6)	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Grant date fair value calculations are based on the Black-Scholes Option Pricing Model and weighted average assumptions. Option- pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of share- and option-based awards.
(2)	“Annual incentive plan” means any plan that provides compensation intended to motivate performance to occur within one fiscal year, but does not include option or share-based awards.
(3)	“Long term incentive plan” means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include option or share-based awards.
(4)	Mr. Crumb was employed as CEO and served as a director during the year ended December 31, 2022. He received an annual salary of $425,677 in his capacity as CEO, and no compensation in his capacity as director.

(5)	Mr. Fray was appointed as the Chief Financial Officer on August 17, 2021.
(6)	Mr. Mbanga was appointed as Head of Corporate Development on October 25, 2021.

Incentive Plan Awards to NEOs

Outstanding Option and Share-based Awards

The following table sets out the outstanding option-based awards for each NEO of the Corporation as at December 31, 2022:

	Option-Based Awards				Share-Based Awards
Name	No. of Common Shares underlying unexercised options (#)	Option exercise price ()	Option expiration date	Value of unexercised in- the-money options(1) ()	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ()	Market or payout value of vested share-based awards not paid out or distributed ()
Joshua Crumb	60,000	2.50	Dec 31, 2027	Nil	Nil	Nil	Nil
	250,000	3.65	Aug 24, 2024	Nil	Nil	Nil	Nil
Steve Fray	25,000	2.50	Dec 31, 2027	Nil	Nil	Nil	Nil
	125,000	3.65	Aug 24, 2024	Nil	Nil	Nil	Nil
Jeff Lipton	25,000	2.50	Dec 31, 2027	Nil	Nil	Nil	Nil
	13,510	0.68	Apr 01, 2025	24,588	Nil	Nil	Nil
	93,035	1.24	Feb 01, 2024	117,596	Nil	Nil	Nil
Dan McElduff	50,000	2.50	Dec 31, 2027	Nil	Nil	Nil	Nil
	7,281	0.49	Feb 01, 2024	14,606
	80,900	1.24	Oct 01, 2023	102,258	Nil	Nil	Nil
	64,294	0.49	Oct 01, 2023	117,596	Nil	Nil	Nil
Tafadzwa Mbanga	40,000	2.50	Dec 31, 2027	Nil	Nil	Nil	Nil
	100,000	3.65	Aug 24, 2024	Nil	Nil	Nil	Nil
	35,000	1.00	Dec 14, 2023	52,000	Nil	Nil	Nil

Notes:

(1)	Value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the Common Shares as of December 31, 2022, which was $2.50.

Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned on incentive plan awards for each NEO and executive officer of the Corporation during the fiscal year ended December 31, 2022:

Name	Option-based awards – Value vested during the year(1) ($)(3)	Share-based awards – Value vested ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Joshua Crumb	164,963	62,500	Nil
Steve Fray	80,236	31,250	Nil
Jeff Lipton	12,298	31,250	Nil
Dan McElduff	21,557	31,250	Nil
Tafadzwa Mbanga	76,670	25,000	Nil

Notes:

(1)	Aggregate dollar value that would have been realized if any options had been exercised on the vesting date (computed based on the difference between the exercise price of the options and the closing market price of the Common Shares on the vesting date).
(2)	Represents amounts earned pursuant to the Corporation’s annual bonus program.
(3)	Value is based on the original value calculated and expensed in the financial statements using the Black-Scholes model or other valuation methodology

Employee and Consulting Agreements and Termination and Change of Control Benefits

Each of the Named Executive Officers has entered into an employment or consulting agreement with the Corporation. Those employment agreements include provisions regarding base salary, annual bonuses, confidentiality and ownership of intellectual property, among other things.

Joshua Crumb, CEO of the Corporation:

On August 1, 2019, the Corporation entered into an employment agreement with Joshua Crumb, pursuant to which Mr. Crumb has agreed to act as CEO of the Corporation effective August 1, 2019. Under the terms of the agreement, Mr. Crumb is entitled to the following compensation: (1) CAD 7,500 per month, (2) a discretionary incentive bonus, and (3) four weeks of vacation. In the event that Mr. Crumb’s employment is terminated by the Corporation other than for cause, Mr. Crumb shall be entitled to receive a lump sum payment equal to three (3) months’ notice for the first eighteen (18) months following the date of the employment agreement, six (6) months’ notice after eighteen months from the date of the employment agreement, and increasing to twelve (12) months’ notice after two (2) years from the date of the employment agreement (the “Separation Amount”). In the event that Mr. Crumb resigns for “good reason” (as such term is defined in Mr. Crumb’s employment agreement) or within twelve (12) months of a change of control of the Corporation, Mr. Crumb shall be entitled to receive a lump sum payment equal to the Separation Amount, which currently would have represented 22,500. The Transaction will not constitute a “change of control” under Mr. Crumb’s employment agreement.

Steve Fray, CFO of the Corporation:

On July 1, 2021, the Corporation entered into an employment agreement with Steve Fray, pursuant to which Mr. Fray has agreed to act as CFO of the Corporation effective July 1, 2021. Under the terms of the agreement, Mr. Fray is entitled to the following compensation: (1) USD 180,000 per annum, (2) RSUs of USD 40,000 per annum, payable quarterly, and (3) four weeks of vacation. In the event that Mr. Fray’s employment is terminated by the Corporation other than for cause, the Corporation will continue to pay the base salary and medical benefits owed to Mr. Fray until the earlier of the (i) expiration of 180 days or (ii) Mr. Fray’s acceptance of employment with another Company. In the event of a “change of control”, all share options and equity-based performance bonuses that are outstanding as of the date of the change of control owing to Mr. Fray shall vest immediately and become exercisable, and any contractual restrictions on sale or transfer of any such award, other than any such restriction arising by operation of law, shall immediately terminate.

Jeff Lipton, General Counsel:

Mr. Lipton is engaged as General Counsel for the Corporation pursuant to an employment agreement which commenced April 15, 2019, and renewed for an indefinite term September 1, 2020. Pursuant to this agreement, Mr. Lipton receives a monthly fee of USD 15,200, twenty working days vacation per year, and is entitled to participate in any incentive or bonus programs adopted by the Corporation, with any awards thereunder determined at the Board’s discretion. If the employment agreement with Mr. Lipton is terminated by the Corporation without just cause, the Corporation will continue to pay Mr. Lipton’s base salary and medical benefits until the earlier of (i) the expiration of ninety days, or (ii) his acceptance of employment with another company, subject to his compliance with the terms of the employment agreement. Upon a change of control, all share options and any other equity-based award or performance bonus outstanding as of the date of the change of control, shall immediately vest and/or become exercisable, and any contractual restrictions on sale or transfer of any such award shall immediately terminate.

Dan McElduff, President, Abaxx Singapore Pte. Ltd.:

Mr. McElduff is engaged to perform the services of President, Head of Strategy and Development, for Abaxx Singapore Pte. Ltd., a majority owned subsidiary and key operating asset of the Corporation, pursuant to an employment agreement which commenced February 28, 2020 for a period of three years. Pursuant to this agreement, Mr. McElduff currently receives a monthly fee of USD 15,000, twenty working days vacation per year, and is entitled to participate in any incentive or bonus programs adopted by the Corporation, with any awards thereunder determined at the Board’s discretion. If the employment agreement with Mr. McElduff is terminated by the Corporation without just cause, the Corporation will continue to pay Mr. McElduff’s base salary and medical benefits until the earlier of (i) the expiration of ninety days, or (ii) his acceptance of employment with another company, subject to his compliance with the terms of the employment agreement. Upon a change of control, all share options and any other equity-based award or performance bonus outstanding as of the date of the change of control, shall immediately vest and/or become exercisable, and any contractual restrictions on sale or transfer of any such award shall immediately terminate.

Tafadzwa Mbanga, Head of Corporate Development

On August 23, 2021, the Corporation entered into an employment agreement with Mr. Mbanga, pursuant to which Mr. Mbanga has agreed to provide services as the Head of Corporate Development for the Corporation starting October 25, 2021. Under the terms of the agreement, Mr. Mbanga is entitled to the following compensation: (a) CAD 17,500 per month, and (2) four weeks of vacation. In the event that Mr. Mbanga’s employment is terminated by the Corporation other than for cause, the Corporation will continue to pay Mr. Mbanga’s base salary and medical benefits until the earlier of: (i) the expiry of thirty days, or (ii) Mr. Mbanga’s acceptance of employment with another company. In the event of a “change of control”, all share options and equity-based performance bonuses that are outstanding as of the date of the change of control owing to Mr. Mbanga shall vest immediately and become exercisable, and any contractual restrictions on sale or transfer of any such award, other than any such restriction arising by operation of law, shall immediately terminate.

Director Compensation

During the financial year ended December 31, 2022, the Corporation had no cash compensation program for its directors with respect to general directors’ duties, meeting attendance or for additional service on Board committees. Directors may receive grants of stock options pursuant to the Corporation’s Option Plan. Options are granted at the discretion of the Board upon the recommendations of the Compensation Committee. Directors may also be reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors.

Officers of the Corporation who also act as directors will not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation in their capacity as officers.

Director Compensation Table

The following table provides information regarding compensation paid to the non-NEO directors of the Corporation:

	Fees Earned	Share-based awards	Option-based awards(3)	Non-equity incentive plan compensation	Pension Value	All other compensation	Total(2)
Name(1)	($)	($)	($)	($)	($)	($)	($)
Thom McMahon	N/A	82,500	0	N/A	N/A	N/A	82,500
Margot Naudie	N/A	82,500	92,598	N/A	N/A	N/A	175,098
Catherine Flax	N/A	82,500	0	N/A	N/A	N/A	82,500
Scott Leckie	20,000	82,500	0	N/A	N/A	N/A	102,500
Cyrus Hiramanek	N/A	82,500	76,363	N/A	N/A	N/A	158,863
Daniel P. Owens (4)	N/A	0	0	N/A	N/A	N/A	0

Notes:

(1)	This table does not include any amount paid as reimbursement for expenses.
(2)	This table details the Director equity compensation. Directors do not currently receive cash-based compensation, apart from a one-time fee to Scott Leckie as disclosed above.
(3)	Grant date fair value calculations are based on the Black-Scholes Option Pricing Model and weighted average assumptions. Option- pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of share- and option-based awards.
(4)	Mr. Owens was not up for election at the annual and general meeting of the shareholders held on August 10, 2022, and resigned as of that date.

Incentive Plan Awards to Directors

Outstanding Option and Share-Based Awards

The following table sets out the outstanding option-based awards for each non-NEO director as at December 31, 2022:

	Option-Based Awards(2)				Share-Based Awards
Name	No. of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Thom McMahon	125,000	1.00	Dec 23, 2023	187,500	33,000	82,500	20,625
Margot Naudie	50,000	3.65	Aug 24, 2024	Nil	33,000	82,500	20,625
	20,225	1.00	Dec 23, 2023	30,338	Nil	Nil	Nil
	101,125	0.49	Oct 01, 2023	202,857	Nil	Nil	Nil
	101,125	1.24	Oct 01, 2023	127,822	Nil	Nil	Nil
Catherine Flax	83,350	1.00	Dec 23, 2023	125,025	33,000	82,500	20,625
Scott Leckie	125,000	1.00	Dec 23, 2023	187,500	33,000	82,500	20,625
Cyrus Hiramanek	50,000	2.50	Dec 31, 2027	Nil	33,000	82,500	20,625
	125,000	3.65	Aug 24, 2024	Nil	Nil	Nil	Nil
Daniel P. Owens (2)	41,675	1.00	Dec 23, 2023	62,513	Nil	Nil	Nil

Notes:

(1)	Value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the Common Shares on December 31, 2022, which was $2.50.
(2)	Mr. Owens was not up for election at the annual and general meeting of the shareholders held on August 10, 2022, and resigned as of that date.

Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned on incentive plan awards for each non- NEO director during the fiscal year ended December 31, 2022:

	Option-based awards – Value vested during the year(1)	Share-based awards – Value vested	Non-equity incentive plan compensation – Value earned during the year
Name	($)	($)	($)
Thom McMahon	13,524	20,625	N/A
Margot Naudie	36,150	20,625	N/A
Catherine Flax	27,048	20,625	N/A
Scott Leckie	13,524	20,625	N/A
Cyrus Hiramanek	114,035	20,625	N/A
Daniel P. Owens (2)	10,564	0	N/A

Notes:

(1)	Value is based on the original value calculated and expensed in the financial statements using the Black-Scholes model or other valuation methodology.
(2)	Mr. Owens was not up for election at the annual and general meeting of the shareholders held on August 10, 2022, and resigned as of that date.